Exhibit 99.1

XPENG Announces Vehicle Delivery Results for February 2025

•	Delivers 30,453 units in February, up 570% YoY

•	XPENG MONA M03 deliveries surpass 15,000 units for three consecutive months

•	XPENG P7+ surpassed 30,000 cumulative deliveries within just three months of its launch

GUANGZHOU, China, Mar. 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for February 2025.

XPENG delivered 30,453 Smart EVs in February, marking a 570% increase year-over-year.

Deliveries of the XPENG MONA M03 surpassed 15,000 units for the third consecutive month, while cumulative deliveries of the XPENG P7+ exceeded 30,000 within the first three months of its launch. Moreover, XPENG uncovered the user profile of XPENG P7+, pointing to smart driving being one of the top reasons consumers buy the P7+. In the first two months of 2025, XPENG delivered 60,803 Smart EVs, reflecting a 375% increase compared to the same period last year.

In February 2025, XNGP’s monthly active user penetration rate in urban driving reached 86%. According to the Spring Festival smart driving usage report released by XPENG, XPENG’s total mileage of smart driving and total time by smart driving during the Spring Festival travel season increased 98.2% and 103.5%, respectively, over the same period last year. At the same time, the smart driving user penetration reached 93.3% and the longest smart driving mileage on a single vehicle hit 12,300 kilometers. In 2025, XPENG will commence development and testing of its Turing AI Smart Driving system for international markets.

In February, the 2025 Edition of XPENG G6 debuted for the China market, showcasing new designs, enhanced features, and cutting-edge smart technologies.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.